UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           Medical Nutrition USA, Inc.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    58461X107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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Schedule 13G

CUSIP No. 58461X107

 1. Names of Reporting Persons: Philip W. Goldsmith
    I.R.S. Identification Nos. of above persons (entities only): Not Applicable

 2. Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]

         (b) [ ]

 3.  SEC Use Only


 4. Citizenship or Place of Organization: U.S.

Number of          5.  Sole Voting Power:                   23,500
Shares
Beneficially       6.  Shared Voting Power:                348,854
Owned by
Each               7.  Sole Dispositive Power:              25,500
Reporting
Person With        8.  Shared Dispositive Power:         1,051,415

 9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,076,915

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 7.59%

12. Type of Reporting Person (See Instructions): HC








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Item 1.

          (a) The name of the issuer is Medical Nutrition USA, Inc. (the "Corporation").

          (b) The Corporation's executive office is located at 10 West Forest Avenue, Englewood, New Jersey 07631.

Item 2.

          (a) The person filing this statement is Philip W. Goldsmith.

          (b) Mr. Goldsmith's residence is 60 East End Avenue, New York, New York 10028.

          (c) Mr. Goldsmith is a United States citizen.

          (d) The security (the "Security") is common stock, $0.001 par value per share.

          (e) The CUSIP Number of the Security is 58461X107.

Item 3.

          See Exhibit A.

Item 4.    Ownership.

          (a) Mr. Goldsmith is the beneficial owner of 1,076,915 shares of the Security.

                  Such 1,076,915 shares of the Security include:

         (i) 702,561 shares of the Security of which Mr. Goldsmith is the beneficial owner through his position as Chairman of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, by virtue of G&H's investment discretion over accounts of its clients that hold 702,561 shares of the Security;

         (ii) 348,854 shares of the Security of which Mr. Goldsmith is the beneficial owner through his position as Managing Director of Goldsmith & Harris Asset Management LLC ("GHAM"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, through which he exercises investment discretion and voting control over the 348,854 shares of the Security held by Goldsmith & Harris Capital Appreciation LLC;


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         (iii) 16,500 shares of the Security of which Mr. Goldsmith is the beneficial owner through his personal accounts over which neither G&H nor GHAM has investment discretion or voting control; and

         (iv) 9,000 shares of the Security of which Mr. Goldsmith is the beneficial owner through family-related accounts over which neither G&H nor GHAM has investment discretion or voting control.

          (b) The amount of shares of the Security beneficially owned by Mr. Goldsmith is 7.59% of the total outstanding shares of the Security.

          (c) (i) Mr. Goldsmith has the sole power to vote or to direct the vote of 23,500 shares of the Security.

               (ii) Mr. Goldsmith has the shared power to vote or direct the vote of 348,854 shares of the Security.

               (iii) Mr. Goldsmith has the sole power to dispose, or to direct the disposition, of 25,500 shares of the Security.

               (iv) Mr. Goldsmith shares with G&H and GHAM the power to dispose, or to direct the disposition, of 1,051,415 shares of the Security.

Item 5.  Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The clients of G&H and certain other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.


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Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2008

                                            /s/Philip W. Goldsmith
                                            -----------------------
                                            Philip W. Goldsmith


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


                                    EXHIBIT A

Philip W. Goldsmith may, through his position as Chairman of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, be deemed a control person of G&H.

Philip W. Goldsmith may, through his position as Managing Director of Goldsmith & Harris Asset Management LLC ("GHAM"), an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, be deemed a control person of GHAM.

The amount of shares of common stock of Medical Nutrition USA, Inc. (the "Security") beneficially owned by Mr. Goldsmith which are not attributable to Mr. Goldsmith by virtue of his position as Chairman of G&H, or Managing Director of GHAM, amount to less than 1% of the total outstanding shares of the Security.



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